Profit and Loss

Hope's Caramels



Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Interest Income	$1.65
Sales	$30.00
Sales Discounts	-$36.20
Sales_DE_Other Income	$2,781.55
Sales_Retail_DE	$61,522.13
Sales_Retail_PA	$14,821.96
Sales_Wholesale_DE	$5,943.50
Sales_Wholesale_PA	$14,303.43
Total Income	**$99,368.02**

Cost of Goods Sold	
Freight & Shipping Costs	$4,123.77
Purchases_Consumables	$4,438.22
Purchases_Ingredients	$10,984.45
Purchases_Other	$712.72
Total Cost of Goods Sold	**$20,259.16**

DS
BS

Gross Profit	**$79,108.86**
As a percentage of Total Income	79.61%

Operating Expenses	
Advertising & Promotion	$3,199.07
Bank Service Charges	$486.98
Charitable Contributions Expense	$3,477.60
Computer	$1,776.85
Contractors	$1,825.83
Insurance Expense - Business	$1,603.74
Legal and Professional Expense	$1,845.00
Market Fees	$2,605.55
Meals and Entertainment	$208.99
Office Supplies	$551.11
Payroll Employer Taxes	$1,779.54
Payroll – Salary & Wages	$7,230.96
Rent Expense	$15,447.73
Repairs & Maintenance	$31.93
Taxes – Corporate Tax	$1,362.56
Travel Expense	$7.00
Vehicle	$2,359.35
Total Operating Expenses	**$45,799.79**

DS
BS

Net Profit	$33,309.07
As a percentage of Total Income	**33.52%**

Balance Sheet

Hope's Caramels

As of Dec 31, 2021



ACCOUNTS	Dec 31, 2021
Assets	
Total Cash and Bank	$4,100.71
Total Other Current Assets	$1,479.73
Total Long-term Assets	$19,671.96
Total Assets	**$25,252.40**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$10,600.00
Total Liabilities	**$10,600.00**
Equity	
Total Other Equity	-$47,798.66
Total Retained Earnings	$62,451.06
Total Equity	**$14,652.40**

Cash Flow



Hope's Caramels

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	$97,988.29
Purchases	-$55,222.62
Payroll	-$10,836.33
Net Cash from Operating Activities	**$31,929.34**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	-$33,109.53
Net Cash from Financing Activities	**-$33,109.53**

OVERVIEW

Starting Balance	**$5,280.90** As of 2021-01-01
Gross Cash Inflow	$101,365.56
Gross Cash Outflow	$102,545.75
Net Cash Change	**-$1,180.19**
Ending Balance	**$4,100.71** As of 2021-12-31

